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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                     SEC FILE NUMBER:  001-13025
                                                    CUSIP NUMBER:  009417  10  6



(Check one):   [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
               [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR

               For Period Ended:         September 30, 2005
                                    ------------------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                                -----------------------------

                            -------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                            -------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant    AirNet Systems, Inc.
                        --------------------------------------------------------

Former Name if Applicable
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)  7250 Star Check Drive
                                                         -----------------------

City, State and Zip Code   Columbus, Ohio 43217
                         -------------------------------------------------------


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

AirNet Systems, Inc. (the "Company") is currently addressing an open accounting issue pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), which arose as the Company was closing the books on its third fiscal quarter. The FAS No. 144 analysis is directly related to the Company's announcement on October 26, 2005 that it had entered into a letter of intent for the sale of the Company. The Company has engaged a third party valuation firm to provide information to assist management in completing the applicable analysis under FAS No. 144. Because this issue arose shortly before the filing date for the Company's third quarter Form 10-Q, the Company requires additional time to complete the requisite analysis under FAS No. 144. As a result, the Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 on a timely basis. The Form 10-Q was due to be filed with the SEC on November 14, 2005. The Company believes that it will able to complete the analysis promptly and will be able to file its Form 10-Q by November 21, 2005.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Gary W. Qualmann                         (614) 409-4832
    --------------------------------        --------------------------------
              (Name)                         (Area Code) (Telephone Number)

                                      -2-
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report improved results of operations for the fiscal quarter and nine months ended September 30, 2005 as compared to the fiscal quarter and nine months ended September 30, 2004; however, until the Company is able to complete the FAS No. 144 analysis described above in Part III, it is not possible to make a reasonable estimate of the results of operations for the fiscal quarter and nine months ended September 30, 2005.

                      ------------------------------------


                              AirNet Systems, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 15, 2005            By:       /s/  Gary W. Qualmann
     ------------------------              ------------------------------------
                                           Gary W. Qualmann
                                           Chief Financial Officer, Treasurer
                                                 and Secretary